Exhibit 99.1

Announcement of AGM Results

Joint Stock Company Kaspi.kz announces that the following resolutions were duly passed at its Annual General Meeting on 08 April 2024:

1. To approve the agenda of the Annual General Meeting of Shareholders of JSC Kaspi.kz:

1) Approval of the agenda;

2) Approval of JSC Kaspi.kz’s 2023 annual audited financial statements;

3) Approval of the procedure to distribute JSC Kaspi.kz’s net income for the year 2023 and the amount of dividend per common share of JSC Kaspi.kz;

4) Information on shareholders’ appeals on JSC Kaspi.kz and its officers’ actions and results of consideration thereof in 2023;

5) Defining the term of office of the Board of Directors of JSC Kaspi.kz;

6) Approval of the terms of JSC Kaspi.kz’s Members of the Board of Directors reimbursement of their expenses incurred while performing their duties;

7) Appointment of the external auditor to review JSC Kaspi.kz’s financial statements.

2. To approve JSC Kaspi.kz's 2023 annual audited financial statements.

3. To approve dividends to be paid within the period set by law:

1) dividend amount of KZT 850 (eight hundred and fifty tenge) per common share of JSC Kaspi.kz;

2) dividend is paid for 2023 year;

3) commencement date of dividend payments: 08 April 2024;

4) the list of shareholders entitled to receive the dividend based on 05 April 2024 date of record;

5) procedure and form of dividend payments: to be paid in cash by wire transfers to accounts of shareholders.

4. To take a note of the information on shareholders' appeals on JSC Kaspi.kz and its officers’ actions in 2023.

5. To approve the unlimited term of office of the current Board of Directors.

6. To approve indemnity provisions for inclusion in Directors’ Service Agreements where JSC Kaspi.kz agrees to indemnify Directors against certain liabilities incurred by Directors while performing their duties.

7. To reappoint Deloitte LLP as the external auditor to review JSC Kaspi.kz’s 1st and 2nd quarters of 2024 financial statements.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275